Exhibit 99(d)

Consolidated Financial Statements Hovsite Holdings III LLC As Of December 31, 2020 And 2019 And For The Years Ended December 31, 2020, 2019 and 2018 With Independent Auditors’ Report

Hovsite Holdings III LLC

Consolidated Financial Statements

As Of December 31, 2020 And 2019 And For The

Years Ended December 31, 2020, 2019 and 2018

Contents

Independent Auditors' Report	1-2

Consolidated Financial Statements

Consolidated Balance Sheets	3
Consolidated Statements of Operations	4
Consolidated Statements of Changes in Members’ Equity	5
Consolidated Statements of Cash Flows	6
Notes to Consolidated Financial Statements	7-12

INDEPENDENT AUDITORS' REPORT

To the Members of
Hovsite Holdings III LLC
Matawan, New Jersey

We have audited the accompanying consolidated financial statements of Hovsite Holdings III LLC and its subsidiaries (the "Company"), which comprise the consolidated balance sheets as of December 31, 2020 and 2019, and the related consolidated statements of operations, changes in members’ equity, and cash flows for each of the three years in the period ended December 31, 2020, and the related notes to the consolidated financial statements.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Hovsite Holdings III LLC and its subsidiaries as of December 31, 2020 and 2019, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2020, in accordance with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

New York, New York

February 26, 2021

Hovsite Holdings III LLC

Consolidated Balance Sheets
(Dollars in Thousands)

	December 31,
	2020	2019
Assets
Cash	$8,557	$3,919
Restricted cash and cash equivalents	1,839	1,591
Receivables and deposits	-	223
Inventories:
Land and land development	64,436	78,476
Construction in process	10,026	11,208
Consolidated inventory not owned	4,432	7,459
Total inventories	78,894	97,143

Prepaid expenses and other assets	4,301	4,283
Total assets	$93,591	$107,159

Liabilities and Members’ equity
Notes payable	$16,100	$28,541
Liabilities from inventory not owned, net of debt issuance costs	3,780	6,492
Accounts payable and other liabilities	4,430	4,034
Customers’ deposits	1,064	299
Accrued Interest	157	223
Total liabilities	25,531	39,589

Commitments and contingencies (Note 5)

Members’ equity	68,060	67,570
Total liabilities and members’ equity	$93,591	$107,159

See notes to consolidated financial statements.

Hovsite Holdings III LLC

Consolidated Statements of Operations
(Dollars in Thousands)

	Years Ended December 31,
	2020	2019	2018
Revenue:
Sale of homes	$52,373	$44,341	$25,163
Other revenue	45	184	35
Total revenue	52,418	44,525	25,198

Expenses:
Direct costs:
Land and land development	20,565	17,548	10,280
Construction	21,102	17,411	9,799
Other	2,814	2,089	1,327
Direct cost of sales	44,481	37,048	21,406

Cost of sales interest	1,622	981	737

Indirect cost of sales:
Construction and service overhead	1,385	1,550	974
Other	1,708	1,689	655
Total indirect cost of sales	3,093	3,239	1,629

Selling, general and administrative expense	1,686	1,852	2,094

Interest expense	1,046	1,791	2,743

Net income (loss)	$490	$(386)	$(3,411)

See notes to consolidated financial statements.

Hovsite Holdings III LLC

Consolidated Statements of Changes in Members’ Equity
(Dollars in Thousands)

For The Years Ended December 31, 2020, 2019 and 2018

		K. Hovnanian
	GTIS HR III	Hovsite III
	Aggregator	Investment,
	LLC	LLC	Total
Balance at January 1, 2018	$46,644	$22,723	$69,367
Capital contributions	-	2,000	2,000
Net loss	(2,076)	(1,335)	(3,411)
Balance at December 31, 2018	44,568	23,388	67,956
Net loss	(253)	(133)	(386)
Balance at December 31, 2019	44,315	23,255	67,570
Net income	322	168	490
Balance at December 31, 2020	$44,637	$23,423	$68,060

See notes to consolidated financial statements.

Hovsite Holdings III LLC

Consolidated Statement of Cash Flows
(Dollars in Thousands)

	Years Ended December 31,
	2020	2019	2018
Operating activities
Net income (loss)	$490	$(386)	$(3,411)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Amortization of deferred financing costs	94	-	71
Changes in operating assets and liabilities:
Receivables, deposits and prepaid expenses	205	(245)	3,703
Inventories	18,249	7,862	2,959
Accounts payable, other liabilities and accrued interest	330	587	(7,095)
Customers’ deposits	765	31	268
Net cash provided by (used in) operating activities	20,133	7,849	(3,505)

Financing activities
Member contributions	-	-	2,000
Payments related to notes payable	(12,441)	(5,182)	(1,722)
Payment related to model sale leaseback financing program	(2,806)	-	-
Net cash (used in) provided by financing activities	(15,247)	(5,182)	278

Net increase (decrease) in cash and restricted cash and cash equivalents	4,886	2,667	(3,226)
Cash and restricted cash and cash equivalents balance, beginning of year	5,510	2,843	6,069
Cash and restricted cash and cash equivalents balance, end of year	$10,396	$5,510	$2,843

Supplemental disclosures of cash flows:
Cash paid for interest, net of amounts capitalized	$1,112	$1,840	$3,976
Reconciliation of cash and restricted cash and cash equivalents:
Cash	$8,557	$3,919	$1,618
Restricted cash and cash equivalents	1,839	1,591	1,225
Total cash and restricted cash and cash equivalents	$10,396	$5,510	$2,843

See notes to consolidated financial statements.

Hovsite Holdings III LLC

Notes to Consolidated Financial Statements

As Of And For The Years Ended December 31, 2020, 2019 and 2018

1. Description of Business

Hovsite Holdings III LLC (with its subsidiaries, the “Company”) is a residential home developer that markets its products in Florida. All construction activity is performed by subcontractors supervised by the Company.

On September 29, 2014, K. Hovnanian Hovsite III Investment, LLC (“K-Hov”) (a subsidiary of K. Hovnanian Enterprises, Inc.) entered into a joint venture agreement with GTIS HR III Aggregator LLC (“GTIS”) (an affiliate of GoldenTree InSite Partners) to develop, construct, and sell residential communities. The Company purchased property in Florida from a third-party seller at fair value.

The Company is a limited-life entity, where no additional properties are to be optioned, purchased, or developed, other than under specific circumstances as provided for under the joint venture agreement. As the existing lots are developed, built on, and sold, operations will decline and cease when all the homes have been delivered. In accordance with the joint venture agreement, dissolution must ultimately occur no later than December 31, 2059. Tier One Capital, as defined in the joint venture agreement, was contributed by K-Hov and GTIS in the following proportion: 20% by K-Hov; and 80% by GTIS. The joint venture agreement specifies how profits and losses and cash distributions are allocated to the investors. Until cumulative profits allocated to the investors generate a 12% internal rate of return on Tier One Capital, allocations will generally be based on the investor’s proportionate amount of Tier One Capital. As of December 31, 2020, this threshold has not been achieved. Also, in accordance with the joint venture agreement, K-Hov is the managing member, with all significant decisions shared equally by both members.

In February 2018, with an effective date as of December 2017, both members signed an amendment to the joint venture agreement to convert existing notes payable to affiliates into capital contributions. As a result, the amended sharing percentages as of December 31, 2018 and December 31, 2017 were 34.415% and 32.757% for the K-Hov member, respectively, and 65.585% and 67.243% for the GTIS member, respectively. Such percentages are still in effect as of December 31, 2020.

Hovsite Holdings III LLC

Notes to Consolidated Financial Statements (continued)

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and include the Company’s accounts and those of its wholly owned subsidiaries after elimination of all intercompany balances and transactions.

Revenue Recognition

Income from home sales is recorded when title is conveyed to the buyer, adequate cash payment has been received, and there is no continued involvement. Nonrefundable deposits received from customers upon the signing of a sales contract are recognized as other revenue if the contract is terminated by the customer.

Cash

Cash includes deposits in checking accounts. Cash balances are held at a financial institution and may, at times, exceed insurable amounts. The Company believes that it mitigates the risk by depositing the cash in a major financial institution.

Restricted cash and cash equivalents

Restricted cash and cash equivalents include cash collateralizing surety bonds, which is held in a money market account, as well as cash collateralizing the per home warranty service dollars discussed below.

Inventories

Inventories are stated at cost unless the inventory is determined to be impaired, in which case the inventory is written down to its fair value. Inventories of houses include all direct costs of construction, plus capitalized costs, including construction administration, property taxes, interest, and legal fees that relate to development projects. Land, land development, and common facility costs are accumulated by development and are allocated to homes within each development based on buildable acres to product types within each community, which, along with direct construction costs, are allocated to each unit and relieved through cost of sales using the specific identification method. Start-up costs incurred in connection with planned developments are expected to be recovered from the sale of homes and are capitalized. Management periodically reviews the feasibility of planned developments and expenses the costs of developments that are abandoned or which cannot be recovered through the realization of future sales revenue.

Hovsite Holdings III LLC

Notes to Consolidated Financial Statements (continued)

The Company records impairment losses on inventories related to communities under development when events and circumstances indicate they may be impaired and the Company will not be able to recover its recorded investment. The Company has not recorded any inventory impairments since inception.

“Consolidated inventory not owned” consists of certain model sale leasebacks that are included on the balance sheet in accordance with GAAP. Some of the assets acquired by the Company included certain model homes sold and leased back with the right to participate in the potential profit when each home is sold to a third party at the end of the respective lease. As a result of this continued involvement, for accounting purposes in accordance with Accounting Standards Codification (“ASC”) 606-10, “Revenue from Contracts with Customers,” these sale and leaseback transactions are considered a financing rather than a sale. Therefore, for purposes of the balance sheet, at December 31, 2020 and 2019, inventory $4.4 million and $7.5 million was recorded to “Consolidated inventory not owned,” with a corresponding amount of $3.8 million and $6.5 million recorded to “Liabilities from inventories not owned, net of debt issuance costs.”

Interest

Interest attributable to properties under development during the land development and home construction period is capitalized and expensed along with the associated cost of sales as the related inventories are sold. Interest incurred in excess of interest capitalized is expensed immediately.

Warranty Allowances

The Company warranties a home for most ordinary defects generally for the first year of ownership and for major structural defects for the first 10 years of ownership. All warranty services will be provided by and are the responsibility of an affiliate of K-Hov. The Company pays a fixed fee per house at closing. These fees are deposited into restricted cash accounts maintained by the Company until approvals are granted which allow for reimbursement to be paid to such affiliate, K. Hovnanian JV Services Company, L.L.C., to cover the cost of the warranty services after they have been incurred. Additions and charges to the warranty reserve, which is included in accounts payable and other liabilities on the accompanying consolidated balance sheets, were as follows:

(In Thousands)	Years Ended December 31,
	2020	2019
Balance, beginning of period	$958	$589
Additions	445	369
Charges	(63)	-
Balance, end of period	$1,340	$958

Hovsite Holdings III LLC

Notes to Consolidated Financial Statements (continued)

Advertising Costs

Advertising costs are expensed as incurred. Advertising costs $0.4 million, $0.6 million and $0.9 million, for the years ended December 31, 2020, 2019 and 2018, respectively, and are included in Selling, general and administrative expense on the accompanying consolidated statements of operations.

Income Taxes

A limited liability company is not subject to the payment of federal or state income taxes, as the components of its income and expenses flow through directly to the members. Accordingly, no provision for income taxes has been reflected in the accompanying consolidated financial statements.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates, and these differences could have a significant impact on the consolidated financial statements.

3. Related-Party Transactions

As the managing member of the Company, K-Hov provides certain services to the Company. In connection with providing these services, K-Hov receives fees, which are summarized as follows:

Administrative charge	4% of home sales revenue

Insurance charge	$4,500 per home sold

Warranty services charge	$5,500 per home sold

Hovsite Holdings III LLC

Notes to Consolidated Financial Statements (continued)

The administrative and insurance charges are included in Selling, general and administrative expense and the warranty services charge is included in Indirect cost of sales – Other on the consolidated statements of operations. The administrative charge has been suspended from being paid on the first 238 homes delivered after December 4, 2017 and will begin being paid thereafter. As a result, there was no administrative charge for the year ended December 31, 2020 and 2019.

The following table summarizes the related party fees incurred:

(In thousands)	Years Ended December 31,
	2020	2019	2018
Administrative charge	$-	$-	$-
Insurance charge	$365	$302	$185
Warranty services charge	$445	$369	$226

4. Notes Payable

The Company has a secured promissory note with a lender that matures on November 24, 2022. As of December 31, 2020 and 2019, the note had a principal balance of $16.1 million and $28.5 million, respectively, plus $0.2 million of accrued unpaid interest for both periods. Interest is payable monthly at a rate of 8.25%, for the first year, then the interest rate will be fixed at the Prime Interest Rate plus a margin of 500 basis points, which will be set annually on each adjustment date. The interest rate has a floor of 8.0% and a ceiling of 9.50%. The note is secured by all of the Company’s property and improvements.

5. Commitments and Contingencies

The Company is not currently involved in any claims or legal actions arising in the ordinary course of its business. If the Company were to become involved in any, management would decide, based on the facts and circumstances at that time, if the ultimate disposition of these matters could have a material adverse effect or not on the Company’s consolidated financial statements and assess whether a contingent liability would be necessary.

Hovsite Holdings III LLC

Notes to Consolidated Financial Statements (continued)

6. Subsequent Events

The Company evaluated subsequent events that took place after December 31, 2020, through February 26, 2021, the date the consolidated financial statements were available to be issued. The Company is not aware of any subsequent events that require disclosure in or adjustments to the consolidated financial statements as of December 31, 2020.

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